Exhibit 3(i)

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PACCAR INC

PACCAR Inc, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.     The Amended and Restated Certificate of Incorporation of the Corporation is amended as follows:

A.	The first sentence of Article Eighth is amended to read as follows:

“If any “Unfriendly Suitor” (as described below, hereafter “Suitor”) becomes the beneficial owner after the record date for the 1986 stockholders’ meeting, directly or indirectly, of twenty percent (20%) or more of the outstanding shares of stock of the Corporation, then in addition to the two-thirds (2/3) voting requirement for any transactions described in paragraphs 2, 3 or 4 of Article SEVENTH (each called “a Business Combination”), the following shall also be necessary:”

B.	The second sentence of Article Tenth is amended to read as follows:

“Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by a written request of the holders of at least twenty-five percent of the Corporation’s outstanding stock.”

2.     The amendments were duly proposed and declared advisable by the Corporation’s Board of Directors and adopted by the Corporation’s stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.